UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

001-08572

333-210392

Tribune Media Company

(and the subsidiary guarantor registrants listed in Schedule A)

(Exact name of registrant as specified in its charter)

515 North State Street

Chicago, Illinois 60654

(312) 222-3394

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

5.875% Senior Notes due 2022 and the related guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.001 per share: 1

5.875% Senior Notes due 2022 and the related guarantees: 0

Schedule A

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

Exact Name of Registrant as Specified in its Charter[1]
501 N. Orange Holdco, LLC
AL-Huntsville-200 Holmes Avenue, LLC
AR-Fort Smith-318 North 13th Street, LLC
AR-Van Buren-179 Gladewood Road, LLC
CA-4655 Fruitridge Road, LLC
CA-LATS South, LLC
CA-Los Angeles Times Square, LLC
CA-Olympic Plant, LLC
Chicagoland Television News, LLC
Classified Ventures Holdco, LLC
CO-1006 Lookout Mountain Road, LLC
CO-Clear Creek County-Argentine Pass, LLC
CO-Denver-100 East Speer Boulevard, LLC
CO-Golden-21214 Cedar Lake Road, LLC
CT-121 Wawarme Avenue, LLC
CT-285 Broad Street, LLC
CT-WTIC, LLC
FL-633 North Orange Avenue, LLC
FL-Deerfield Plant, LLC
FL-Orlando Sentinel, LLC
FoxCo Acquisition Finance Corporation
FoxCo Acquisition Sub, LLC
FoxCo Acquisition, LLC
IA-Alleman Polk County, LLC
IA-Des Moines-1801 Grand Avenue, LLC
IL-11201 Franklin Avenue, LLC
IL-16400 South 105th Court, LLC
IL-2501 West Bradley Place, LLC
IL-3249 North Kilpatrick, LLC
IL-3722 Ventura Drive, LLC
IL-720 Rohlwing Road, LLC
IL-777 West Chicago Avenue, LLC
IL-Henry County-Rustic Hill, LLC
IL-Moline-3003 Park 16 Street, LLC
IL-Orion-2880 North 1100 Avenue, LLC
IL-Tribune Tower, LLC
IN-2350 Westlane Road, LLC
IN-6910 Network Place, LLC
IN-Trafalgar WTTV, LLC
IN-Windfall WTTV, LLC
KDAF, LLC
KIAH, LLC
KPLR, Inc.
KRCW, LLC
KSTU License, LLC
KSTU, LLC
KSWB, LLC
KTLA, LLC
KTVI License, LLC
KTVI, LLC
KTXL, LLC

KWGN, LLC
Local TV Aircraft, Inc.
Local TV Finance Corporation
Local TV Finance, LLC
Local TV Holdings, LLC
Local TV Norfolk Real Estate, LLC
Local TV, LLC
Magic T Music Publishing Company, LLC
MD-3400 Carlins Park Drive, LLC
MD-601 N. Calvert, LLC
MD-North Calvert Street, LLC
MI-3117 Plaza Drive, LLC
MI-Davis Road, LLC
MO-Kansas City-3020 Summit Street, LLC
MO-St Louis-Emil Avenue, LLC
NC-High Point-2005 Francis Street, LLC
NC-Sofia-4119 Old Courthouse Road, LLC
Oak Brook Productions, LLC
OH-Cleveland-5800 South Marginal Road, LLC
OH-Parma-4501 West Pleasant Valley Road, LLC
OK-Oklahoma City-East Britton Road, LLC
OR-10255 SW Arctic Drive, LLC
PA-550 East Rock Road, LLC
PA-2005 South Queen Street, LLC
PA-5001 Wynnefield Avenue, LLC
PA-Luzerne County-Penobscot Mountain, LLC
PA-Moosic-16 Montage Mountain Road, LLC
PA-Morning Call, LLC
PA-Ransom, LLC
PA-South Abington-RT 11 and Morgan Hwy, LLC
Riverwalk Holdco II, LLC
Riverwalk Holdco, LLC
TN-Memphis-803 Channel 3 Drive, LLC
Tower Distribution Company, LLC
Towering T Music Publishing Company, LLC
TREH CM Member 2, LLC
TREH Costa Mesa, LLC
Tribune (FN) Cable Ventures, LLC
Tribune Broadcasting Company II, LLC
Tribune Broadcasting Company, LLC
Tribune Broadcasting Denver License, LLC
Tribune Broadcasting Denver, LLC
Tribune Broadcasting Fort Smith License, LLC
Tribune Broadcasting Fort Smith, LLC
Tribune Broadcasting Hartford, LLC
Tribune Broadcasting Indianapolis, LLC
Tribune Broadcasting Kansas City, Inc.
Tribune Broadcasting Norfolk, LLC
Tribune Broadcasting Oklahoma City License, LLC
Tribune Broadcasting Oklahoma City, LLC
Tribune Broadcasting Seattle, LLC
Tribune Entertainment Company, LLC
Tribune Management Holdings, LLC
Tribune National Marketing Company, LLC
Tribune Real Estate Holdings II, LLC
Tribune Real Estate Holdings, LLC

Tribune Television New Orleans, Inc.
TX-7700 Westpark Drive, LLC
TX-8001 John Carpenter Freeway, LLC
UT-Salt Lake City-Amelia Earhart Drive, LLC
VA-216 Ironbound Road, LLC
VA-Norfolk-720 Boush Street, LLC
VA-Portsmouth-1318 Spratley Street, LLC
VA-Richmond, LLC
VA-Suffolk-5277 Nansemond Parkway, LLC
WA-1813 Westlake Avenue, LLC
WDAF License, Inc.
WDAF Television, Inc.
WDCW, LLC
WGHP License, LLC
WGHP, LLC
WGN Continental Broadcasting Company, LLC
WHNT License, LLC
WHNT, LLC
WHO License, LLC
WHO Television, LLC
WI-Brown Deer-9001 North Green Bay Road, LLC
WI-Milwaukee-1100 East Capital Drive, LLC
WITI License, LLC
WITI Television, LLC
WJW License, LLC
WJW Television, LLC
WNEP, LLC
WPHL, LLC
WPIX, LLC
WPMT, LLC
WQAD License, LLC
WQAD, LLC
WREG License, LLC
WREG, LLC
WSFL, LLC
WTVR License, LLC
WTVR, LLC
WXMI, LLC

[1]	The subsidiary guarantor registrants have the following principal executive office:

c/o Tribune Media Company

515 North State Street

Chicago, Illinois 60654

(312) 222-3394

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Tribune Media Company and the subsidiary guarantor registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRIBUNE MEDIA COMPANY

Date: September 30, 2019	By:	/s/ Thomas E. Carter
Name: Thomas E. Carter
Title: Treasurer

501 N. ORANGE HOLDCO, LLC

AL-HUNTSVILLE-200 HOLMES AVENUE, LLC

AR-FORT SMITH-318 NORTH 13TH STREET, LLC

AR-VAN BUREN-179 GLADEWOOD ROAD, LLC

CA-4655 FRUITRIDGE ROAD, LLC

CA-LATS SOUTH, LLC

CA-LOS ANGELES TIMES SQUARE, LLC

CA-OLYMPIC PLANT, LLC

CHICAGOLAND TELEVISION NEWS, LLC

CLASSIFIED VENTURES HOLDCO, LLC

CO-1006 LOOKOUT MOUNTAIN ROAD, LLC

CO-CLEAR CREEK COUNTY-ARGENTINE PASS, LLC

CO-DENVER-100 EAST SPEER BOULEVARD, LLC

CO-GOLDEN-21214 CEDAR LAKE ROAD, LLC

CT-121 WAWARME AVENUE, LLC

CT-285 BROAD STREET, LLC

CT-WTIC, LLC

FL-633 NORTH ORANGE AVENUE, LLC

FL-DEERFIELD PLANT, LLC

FL-ORLANDO SENTINEL, LLC

FOXCO ACQUISITION FINANCE CORPORATION

FOXCO ACQUISITION SUB, LLC

FOXCO ACQUISITION, LLC

IA-ALLEMAN POLK COUNTY, LLC

IA-DES MOINES-1801 GRAND AVENUE, LLC

IL-11201 FRANKLIN AVENUE, LLC

IL-16400 SOUTH 105TH COURT, LLC

IL-2501 WEST BRADLEY PLACE, LLC

IL-3249 NORTH KILPATRICK, LLC

IL-3722 VENTURA DRIVE, LLC

IL-720 ROHLWING ROAD, LLC

IL-777 WEST CHICAGO AVENUE, LLC

IL-HENRY COUNTY-RUSTIC HILL, LLC

IL-MOLINE-3003 PARK 16 STREET, LLC

IL-ORION-2880 NORTH 1100 AVENUE, LLC

IL-TRIBUNE TOWER, LLC

IN-2350 WESTLANE ROAD, LLC

IN-6910 NETWORK PLACE, LLC

IN-TRAFALGAR WTTV, LLC

IN-WINDFALL WTTV, LLC

KDAF, LLC

KIAH, LLC

KPLR, INC.

KRCW, LLC

KSTU LICENSE, LLC

KSTU, LLC

KSWB, LLC

KTLA, LLC

KTVI LICENSE, LLC

KTVI, LLC

KTXL, LLC

KWGN, LLC

LOCAL TV AIRCRAFT, INC.

LOCAL TV FINANCE CORPORATION

LOCAL TV FINANCE, LLC

LOCAL TV HOLDINGS, LLC

LOCAL TV NORFOLK REAL ESTATE, LLC

LOCAL TV, LLC

MAGIC T MUSIC PUBLISHING COMPANY, LLC

MD-3400 CARLINS PARK DRIVE, LLC

MD-601 N. CALVERT, LLC

MD-NORTH CALVERT STREET, LLC

MI-3117 PLAZA DRIVE, LLC

MI-DAVIS ROAD, LLC

MO-KANSAS CITY-3020 SUMMIT STREET, LLC

MO-ST LOUIS-EMIL AVENUE, LLC

NC-HIGH POINT-2005 FRANCIS STREET, LLC

NC-SOFIA-4119 OLD COURTHOUSE ROAD, LLC

OAK BROOK PRODUCTIONS, LLC

OH-CLEVELAND-5800 SOUTH MARGINAL ROAD, LLC

OH-PARMA-4501 WEST PLEASANT VALLEY ROAD, LLC

OK-OKLAHOMA CITY-EAST BRITTON ROAD, LLC

OR-10255 SW ARCTIC DRIVE, LLC

PA-550 EAST ROCK ROAD, LLC

PA-2005 SOUTH QUEEN STREET, LLC

PA-5001 WYNNEFIELD AVENUE, LLC

PA-LUZERNE COUNTY-PENOBSCOT MOUNTAIN, LLC

PA-MOOSIC-16 MONTAGE MOUNTAIN ROAD, LLC

PA-MORNING CALL, LLC

PA-RANSOM, LLC

PA-SOUTH ABINGTON-RT 11 AND MORGAN HWY, LLC

RIVERWALK HOLDCO II, LLC

RIVERWALK HOLDCO, LLC

TN-MEMPHIS-803 CHANNEL 3 DRIVE, LLC

TOWER DISTRIBUTION COMPANY, LLC

TOWERING T MUSIC PUBLISHING COMPANY, LLC

TREH CM MEMBER 2, LLC

TREH COSTA MESA, LLC

TRIBUNE (FN) CABLE VENTURES, LLC

TRIBUNE BROADCASTING COMPANY II, LLC

TRIBUNE BROADCASTING COMPANY, LLC

TRIBUNE BROADCASTING DENVER LICENSE, LLC

TRIBUNE BROADCASTING DENVER, LLC

TRIBUNE BROADCASTING FORT SMITH LICENSE, LLC

TRIBUNE BROADCASTING FORT SMITH, LLC

TRIBUNE BROADCASTING HARTFORD, LLC

TRIBUNE BROADCASTING INDIANAPOLIS, LLC

TRIBUNE BROADCASTING KANSAS CITY, INC.

TRIBUNE BROADCASTING NORFOLK, LLC

TRIBUNE BROADCASTING OKLAHOMA CITY LICENSE, LLC

TRIBUNE BROADCASTING OKLAHOMA CITY, LLC

TRIBUNE BROADCASTING SEATTLE, LLC

TRIBUNE ENTERTAINMENT COMPANY, LLC

TRIBUNE MANAGEMENT HOLDINGS, LLC

TRIBUNE NATIONAL MARKETING COMPANY, LLC

TRIBUNE REAL ESTATE HOLDINGS II, LLC

TRIBUNE REAL ESTATE HOLDINGS, LLC

TRIBUNE TELEVISION NEW ORLEANS, INC.

TX-7700 WESTPARK DRIVE, LLC

TX-8001 JOHN CARPENTER FREEWAY, LLC

UT-SALT LAKE CITY-AMELIA EARHART DRIVE, LLC

VA-216 IRONBOUND ROAD, LLC

VA-NORFOLK-720 BOUSH STREET, LLC

VA-PORTSMOUTH-1318 SPRATLEY STREET, LLC

VA-RICHMOND, LLC

VA-SUFFOLK-5277 NANSEMOND PARKWAY, LLC

WA-1813 WESTLAKE AVENUE, LLC

WDAF LICENSE, INC.

WDAF TELEVISION, INC.

WDCW, LLC

WGHP LICENSE, LLC

WGHP, LLC

WGN CONTINENTAL BROADCASTING COMPANY, LLC

WHNT LICENSE, LLC

WHNT, LLC

WHO LICENSE, LLC

WHO TELEVISION, LLC

WI-BROWN DEER-9001 NORTH GREEN BAY ROAD, LLC

WI-MILWAUKEE-1100 EAST CAPITAL DRIVE, LLC

WITI LICENSE, LLC

WITI TELEVISION, LLC

WJW LICENSE, LLC

WJW TELEVISION, LLC

WNEP, LLC

WPHL, LLC

WPIX, LLC

WPMT, LLC

WQAD LICENSE, LLC

WQAD, LLC

WREG LICENSE, LLC

WREG, LLC

WSFL, LLC

WTVR LICENSE, LLC

WTVR, LLC

WXMI, LLC

Date: September 30, 2019	By:	/s/ Thomas E. Carter
Name: Thomas E. Carter
Title: Treasurer